AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

[redacted]

08001388

March 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549 USA

SUPPL

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
Africo Resources Ltd.
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of the following documents:

1. News Release dated February 20, 2008;
2. Advance Notice to Regulators of Annual General and Special Meeting of Shareholders dated March 4, 2008; and
3. Early Warning Report Filed Pursuant to Part 4 of National Instrument 62-103 dated March 7, 2008.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

Sincerely,

Africo Resources Ltd.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

SCHEDULE A

1. News Release dated February 20, 2008;
2. Advance Notice to Regulators of Annual General and Special Meeting of Shareholders dated March 4, 2008; and
3. Early Warning Report Filed Pursuant to Part 4 of National Instrument 62-103 dated March 7, 2008.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo Resources Ltd.: Update regarding the DRC mining review

TORONTO, Feb. 20 /CNW/ - Africo Resources Ltd. announces that Swanmines sprl. has received written notification from the Minister of Mines in the DRC of the results of the revisitation of the mining agreement with respect to Swanmines sprl., which is the entity that holds the exploitation permit on the Kalukundi copper and cobalt property. Africo Resources owns 75% of Swanmines sprl. through its wholly-owned subsidiary H&J Swanepoel Family Trust s.p.r.l. A response has been requested by February 27, 2008, although there has been an indication that this time period can be extended.

The notification outlines the following matters: The absence of a feasibility study that led to an arbitrary determination of the shareholdings in Swanmines; the reduction of Gecamines' interest in Swanmines and, finally, the dispute between H&J (Africo's subsidiary) and Akam Mining which has resulted in the curtailing of Swanmines' activities.

The notification goes on to indicate the Government's requirements which are as follows:

<<

- The feasibility study for the project is to be provided to the Government. This study shall, in particular, identify and assess the real contributions of the parties with a view to the fair distribution of shares.

- The dispute regarding the ownership of Swanmines between Akam Mining and Africo's subsidiary must be clarified in order to identify Gecamines' partner.

- Key money is to be negotiated with and paid to Gecamines.

- Swanmines is to submit to the Government a schedule of the visible impact social actions to be implemented.

- Gecamines must play an active role in the daily management of Swanmines.

>>

In response to the above, Africo Resources confirms that the company completed a feasibility study on behalf of Swanmines in May, 2006; which was delivered to Gecamines in accordance with the agreement respecting the creation of Swanmines. A report prepared in accordance with NI 43-101 has also been filed on SEDAR.

The feasibility study will now be submitted to the Minister of Mines as per this new instruction.

In addition, Africo Resources is confident that the work done to date in respect of the social impact of the project is well-advanced. In October 2007, Swanmines signed a Memorandum of Understanding (MOU) with the DRC's Ministry for Social Affairs. This is designed to ensure that Swanmines' social development programs are aligned with local areas of need as identified by the Ministry. This was the first agreement of this kind to be signed with a mining company in the Katanga Province and only the second in the DRC. The Environmental Adjustment Plan (EAP) submitted to government and approved in April 2007 includes environmental and social management plans designed to address the key identified impacts of the Kalukundi project.

The International Finance Corporation (IFC) entered into a financing arrangement with Africo Resources in November 2007; this arrangement will assist in upgrading the environmental and social impact assessments to international best practise, under IFC's Performance Standards and Equator Principles. IFC, with other partners, is also helping to establish an integrated community development program for the project. IFC's assistance on these issues is expected to have a positive demonstration effect in the

copper-cobalt mining sector in DRC's Katanga province.

Africo Resources CEO, Dr Tony Harwood, said, "We are confident that we have already addressed some of the items mentioned in the document received from the Minister of Mines. The discussions will give us further opportunity to establish our legitimacy at the Kalukundi project and continue the good work already done on both a community and environmental level, especially through our partnership with the IFC."

Africo proposes to submit its formal response in respect to the above to the Minister of Mines as soon as practicable and has already initiated discussions with the Ministry of Mines in this regard.

Further information will be provided as available.

Note for editors:

Africo Resources Ltd. is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00024685E

/For further information: Dr Tony Harwood, President and CEO, on Tel: +27(11) 463-0081; Chris Theodoropoulos, Chairman, on Tel: (604) 646-3225; Bill Cavalluzzo, (Investor Relations), on Tel: (416) 265-8049; In South Africa: Charmane Russell, on Tel +27(11) 880-3924/

(ARL.)

CO: Africo Resources Ltd.

CNW 13:13e 20-FEB-08

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 04/03/2008

To: All Canadian Securities Regulatory Authorities

Subject: Africo Resources Ltd.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	25/03/2008
Record Date for Voting (if applicable) :	25/03/2008
Meeting Date :	29/04/2008
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	008291106	CA0082911060

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Africo Resources Ltd.

EARLY WARNING REPORT FILED PURSUANT TO PART 4 OF NATIONAL INSTRUMENT 62-103

1. **The name and address of the eligible institutional investor:**

   Geologic Resource Partners LLC ("Geologic")
   535 Boylston Street, Boston, MA 02116

2. **Name of the reporting issuer for which the report is made:**

   Africo Resources Ltd. ("Africo")
   Suite 1108, 1030 West Georgia St.
   Vancouver, BC V6E 2Y3

3. **Net increase or decrease in the number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:**

   Not applicable as this is an initial report.

4. **Designation and number or principal amount of voting or equity securities and the eligible investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

   Prior to February, 2008, Geologic, on behalf of one or more of its funds or other client accounts managed by it (the "Fund"), held an aggregate 2,571,300 common shares in the capital of Africo. During the month of February, 2008, the Fund purchased an additional 749,400 common shares in the capital of Africo, increasing its holdings to an aggregate 3,320,700 common shares in the capital of Africo representing approximately 12.29% of the issued and outstanding shares of Africo.

5. **Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph 4 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

   Not applicable.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:**

Not applicable.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Fund has exclusive control over all of the securities referred to in paragraph 4.

6. **Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:**

The securities of Africo acquired by the Fund, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

Not applicable.

8. **Names of any joint actors in connection with the disclosure required herein:**

Not applicable.

9. **Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements of Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:**

Not Applicable.

10. Statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

Geologic is an eligible institutional investor, eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

Dated this 7th day of March, 2008.

GEOLOGIC RESOURCE PARTNERS LLC

By: *"George Ireland"*
Name: George Ireland
Title: Chief Investment Officer

END